July 20, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Dillon Hagius
Irene Paik

Re:	Caribou Biosciences, Inc.
Registration Statement on Form S-1, as amended
File No. 333-257604

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Caribou Biosciences, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Standard Time, on Thursday, July 22, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 1,150 copies of the Preliminary Prospectus dated July 19, 2021 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement in Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.

Very truly yours,

BOFA SECURITIES, INC.

CITIGROUP GLOBAL MARKETS INC.

SVB LEERINK LLC

As Representatives of the several underwriters

[Signature Pages Follow]

BOFA SECURITIES, INC.

By:	/s/ Michele A.H. Allong
Name: Michele A.H. Allong
Title: Authorized Signatory

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Dean Poniros
Name: Dean Poniros
Title: Director

SVB LEERINK LLC

By:	/s/ Dan Dubin
Name: Dan Dubin, M.D.
Title: Vice Chairman, Global Co-Head of Investment Banking

As representatives of the several underwriters.

cc:	Ilir Mujalovic, Partner, Shearman & Sterling LLP
Gina Lee, Associate, Shearman & Sterling LLP

[Signature Page to Acceleration Request Letter]